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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                             BANK PLUS CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title and Class of Securities)

                                   644461073

                    --------------------------------------
                                (CUSIP Number)

                              September 24, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1


      Strome Offshore Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             983,996
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          983,996
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          983,996
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      5.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1


      Strome Investment Management, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,579,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,579,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          1,579,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      8.13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN, IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1


      SSCO, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,579,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,579,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          1,579,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      8.13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      CO, HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


      Mark E. Strome
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,579,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,579,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          1,579,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      8.13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN, HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------


Item 1 (a)     Name of Issuer:

               Bank Plus Corporation

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               4565 Colorado Boulevard
               Los Angeles, CA 90039

Item 2 (a)     Name of Person Filing:  This statement is being filed by:

               a.   Strome Offshore Limited ("SOL");

               b.   Strome Investment Management, L.P. ("SIM");

               c.   SSCO, Inc. ("SSCO"); and

               d.   Mark E. Strome ("Strome").

               Collectively the "Reporting Persons."

               SOL is an offshore investment corporation. SIM is a Delaware limited partnership and a registered investment adviser. SIM is the sole general partner of and investment adviser to two investment limited partnerships, and is also the investment adviser to two offshore investment corporations, one of which is SOL. The investment limited partnerships and the offshore investment corporations (collectively referred to hereinafter as the "Entities") have direct beneficial ownership of 1,579,100 shares of the common stock of Bank Plus Corporation ("BPLS"). Based on BPLS' Form 10-Q dated June 30, 1999, the Entities beneficially own approximately 8.13% of the common stock of BPLS (the "Stock").

               SSCO is the sole general partner of SIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome is the settlor and a trustee of the Trust.

               SIM's beneficial ownership of the Stock is direct because of its general partnership interests in the investment limited partnerships that directly own shares of the Stock. SIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the Entities). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13d-1(a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13G within the specific time period. The answers on blocks 6, 8, 9 and 11 on pages 4 and 5 above and in response to Item 4 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SOL and SIM and the relationship of SSCO and Strome to SIM.

               Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 7 OF 13 PAGES
-----------------------                                  ---------------------


Item 2 (b)     Address of Principal Business Office or, if none, Residence:

               a. Safehave Corporate Center, West Bay Road, Leeward 1 Seven Mile Beach, Grand Cayman, Cayman Islands British West Indies

               b.   100 Wilshire Blvd., Suite 1500, Santa Monica, CA 90401

               c.   100 Wilshire Blvd., Suite 1500, Santa Monica, CA 90401

               d.   100 Wilshire Blvd., Suite 1500, Santa Monica, CA 90401

Item 2 (c)     Citizenship:

               a.   Cayman Islands

               b.   Delaware

               c.   Delaware

               d.   United States

Item 2 (d)     Title of Class of Securities:

               Common Stock

Item 2 (e)     CUSIP Number:

               64441073

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

               N/A.

Item 4.        Ownership:

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

               (a)  Amount Beneficially Owned:

                    Reporting Persons each directly or indirectly beneficially own 1,579,100 (983,996 with respect to SOL) shares of Stock. The Entities' and SIM's beneficial ownership is direct and SSCO's and Strome's beneficial ownership is indirect.

               (b)  Percent of Class:  8.13%

               (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:   0

               (ii) shared power to vote or to direct the vote:

                    The Reporting Persons share with each other the power to vote all 1,579,100 (983,996 with respect to SOL)shares of Stock for which they have direct or indirect beneficial ownership. No other

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 8 OF 13 PAGES
-----------------------                                  ---------------------

                    person has the power to vote such shares.

             (iii)  sole power to dispose or to direct the disposition of :   0

             (iv)   shared power to dispose or to direct the disposition of:

             The Reporting Persons share with each other the power to dispose of all 1,579,100 (983,996 with respect to SOL) shares of Stock for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 5.      Ownership of Five Percent or Less of a Class:

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             SIM, a registered investment adviser, SSCO, its general partner and Strome, the trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, and to direct the receipt of proceeds from the sale of Stock to SIM's investment advisory clients, including SOL.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             SSCO and Strome are each considered the equivalent of a parent holding company for purposes of this Schedule 13G. SIM, a registered investment adviser, is considered SSCO and Strome's subsidiary. See Exhibit B.

Item 8.      Identification and Classification of Members of the Group:

             Not Applicable

Item 9.      Notice of Dissolution of Group:

             Not Applicable

Item 10.     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


             /s/ Mark E. Strome
             ------------------------------
             Mark E. Strome

             STROME OFFSHORE LIMITED


             /s/ Jeffrey S. Lambert
             ------------------------------
             By:  Jeffrey S. Lambert
                  Director

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 9 OF 13 PAGES
-----------------------                                  ---------------------

             STROME INVESTMENT MANAGEMENT, L.P.
             By SSCO, Inc., its General Partner

             By: /s/ Jeffrey S. Lambert
                ------------------------------------
                 Jeffrey S. Lambert, Chief Operating Officer

             SSCO, INC.


             By: /s/ Jeffrey S. Lambert
                ------------------------------------
                 Jeffrey S. Lambert, Chief Operating Officer

                              Date: 10/29/99
                                   ---------------------------

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                   PAGE 10 OF 13 PAGES
-----------------------                                  ---------------------

                                   EXHIBITS


EXHIBIT A    Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT B    Identification and Classification of Subsidiary Which Acquired
             Security  Being Reported On By the Parent Holding Company
EXHIBIT C    Power of Attorney for Schedules 13D and 13G and Form 13F

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 11 OF 13 PAGES
-----------------------                                  ---------------------

                                   Exhibit A

             JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f) (1)
             ----------------------------------------------------

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:   September 27, 1999



          /s/ Mark E. Strome
          --------------------------------
          Mark E. Strome

          STROME OFFSHORE LIMITED


              /s/ Jeffrey S. Lambert
             --------------------------------
          By:    Jeffrey S. Lambert
                 Director


          STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
          By SSCO, Inc., its General Partner

          By: /s/ Jeffrey S. Lambert
             --------------------------------
                 Jeffrey S. Lambert, Chief Financial Officer

          SSCO, INC.

          By: /s/ Jeffrey S. Lambert
             --------------------------------
                 Jeffrey S. Lambert, Chief Financial Officer

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 12 OF 13 PAGES
-----------------------                                  ---------------------

                                   Exhibit B

             Identification and Classification of Subsidiary Which Acquired Security Being Reported On By the Parent Holding Company


SIM, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 18, 1987), SSCO and Strome are each considered the equivalent of a parent holding company of SIM and are therefore eligible to report their indirect beneficial ownership in such shares on Schedule 13G.

-----------------------                                  ---------------------
  CUSIP NO.  644461073              13G                    PAGE 13 OF 13 PAGES
-----------------------                                  ---------------------

                                   EXHIBIT C


                          POWER OF ATTORNEY FORM FOR
                      SCHEDULES 13D AND 13G AND FORM 13F


     I, Mark E. Strome in my individual capacity and as a principal of Strome Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, as amended, including exhibits, attachments and amendments thereto and request for confidential information contained therein.
I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this power of attorney on this 25th day of May, 1999


/s/ Mark E. Strome
-----------------------------------
Mark E. Strome